

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......12.00	

SECU **02019072** MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

354

SEC FILE NUMBER
8-37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2001_____AND ENDING_____12/31/2001_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAC Florida Investments Corp.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

848 Brickell Avenue, PH

(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Luis Leon   **(305) 375-0500**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Suite 2800, Two South Bicayne Boulevard,	**Miami,**	**Florida**	**33131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Jose Luis Leon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BAC Florida Investments Corp._____, as of __December 31,_____, 20__01____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL NOTARY SEAL
LUCY REYES
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC777086
MY COMMISSION EXP. OCT. 22.2002
```

_____
Signature

Jose Luis Leon, President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BAC FLORIDA INVESTMENTS CORP.

Financial Statements and
Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

BAC FLORIDA INVESTMENTS CORP.

Index



One Biscayne Tower
Suite 2800
2 South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
BAC Florida Investments Corp.:

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (formerly BAC Corp. Securities and Investment Services) as of December 31, 2001 and 2000, and the related statements of earnings, shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As stated in note 1(f), the Company restated its 2000 financial statements.

KPMG LLP

February 25, 2002



BAC FLORIDA INVESTMENTS CORP.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
			(As restated)
Cash	$	26,686	134,894
Deposits with clearing organization		154,646	224,036
Receivable from clearing organization		69,976	—
Other receivables		22,749	82,246
Marketable securities owned		3,172,789	2,493,602
Fixed assets, net		10,596	13,690
Other assets		5,472	11,403
Total assets	$	3,462,914	2,959,871

Liabilities and Shareholders' Equity			
Accounts payable and accrued expenses	$	85,982	157,633
Payable to clearing organization		598,927	—
Income taxes payable to parent company		9,066	135,138
Deferred tax liability, net		9,261	—
Total liabilities		703,236	292,771
Shareholders' equity:			
Common stock, $1 par value. Authorized, issued and outstanding 100,000 shares		100,000	100,000
Additional paid-in capital		1,965,026	1,965,026
Retained earnings		694,652	602,074
Total shareholders' equity		2,759,678	2,667,100
Total liabilities and shareholders' equity	$	3,462,914	2,959,871

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Earnings

Years ended December 31, 2001 and 2000

	2001	2000 (As restated)
Revenue:		
Commissions	$ 1,965,547	2,079,617
Trading gains and losses, net	137,919	33,638
Interest	199,978	135,969
Total revenue	2,303,444	2,249,224
Operating expenses:		
Employee compensation and benefits	1,429,389	1,539,875
Floor brokerage, exchange and clearance fees	339,386	249,473
Communications and data processing	91,550	111,021
Occupancy	87,160	69,993
Other	206,105	256,602
Total operating expenses	2,153,590	2,226,964
Income before income tax expense	149,854	22,260
Income tax expense	57,276	8,499
Net income	$ 92,578	13,761

See accompanying notes to financial statements.

3

BAC FLORIDA INVESTMENTS CORP.

Statements of Shareholders' Equity

Years ended December 31, 2001 and 2000

	Common Stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 1999	100,000 $	100,000	1,965,026	588,313	2,653,339
Net income (as restated)	—	—	—	13,761	13,761
Balance, December 31, 2000 (as restated)	100,000	100,000	1,965,026	602,074	2,667,100
Net income	—	—	—	92,578	92,578
Balance, December 31, 2001	100,000 $	100,000	1,965,026	694,652	2,759,678

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
			(As restated)
Cash flows from operating activities:			
Net income	$	92,578	13,761
Adjustments to reconcile net income to net cash used in operating activities:			
Trading gains and losses, net		(137,919)	(33,638)
Depreciation of fixed assets		10,138	10,124
Deferred taxes		9,261	—
Changes in assets and liabilities affecting cash flows from operating activities:			
Deposits with clearing organization		69,390	(74,036)
Receivable from clearing organization		(69,976)	—
Other receivables		59,497	35,701
Marketable securities owned		(541,268)	(123,323)
Other assets		5,931	(8,830)
Accounts payable and accrued expenses		(71,651)	73,427
Payable to clearing organization		598,927	—
Income taxes payable to parent company		(126,072)	8,499
Net cash used in operating activities		(101,164)	(98,315)
Cash flows from investing activities–			
Purchase of fixed assets		(7,044)	(2,920)
Net cash used in investing activities		(7,044)	(2,920)
Net decrease in cash		(108,208)	(101,235)
Cash, beginning of year		134,894	236,129
Cash, end of year	$	26,686	134,894
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes paid to parent company	$	174,087	—

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Organization and Business

BAC Florida Investments Corp. (the "Company") is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. The Company is owned 98.5% by BAC Florida Bank (the "Parent Company"). The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing organizations on a fully disclosed basis. The Company promptly transmits all customer funds and securities to such clearing organization.

On May 29, 2001, the Company legally changed its name from BAC Corp. Securities and Investment Services to BAC Florida Investments Corp.

(b) Marketable Securities Owned

Marketable securities owned are stated at market value, with the related unrealized gain or loss recognized in the statement of earnings.

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

(d) Income Taxes

The Company is included in the federal and state income tax return of BAC Florida Bank and its subsidiaries. The consolidated group of entities of BAC Florida Bank follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with

(Continued)

accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) Restatement

The Company's financial statements as of December 31, 2000, and for the year then ended have been restated to reflect the effect of the recognition of certain clearing account and other miscellaneous expenses not recognized by the Company in 2000. The effect of the restatement is a decrease in net income, retained earnings and stockholder's equity of $38,297.

(2) Deposits With Clearing Organization

Pursuant to the Company's clearing agreement with its clearing broker/dealer, the Company is required to maintain a security escrow deposit totaling $150,000 for the duration of the respective agreement. This amount is included within deposits with clearing organization.

(3) Marketable Securities Owned

The following table presents the fair value of marketable securities owned at December 31, 2001 and 2000 and related net unrealized gain (loss) for the years then ended:

	2001	
	Marketable securities owned at estimated fair value	Net unrealized gains/(losses) on marketable securities owned
U.S. Treasury	$ 699,059	8,957
U.S. government agency	503,730	3,915
Foreign corporate debt	1,970,000	(4,053)
	$ 3,172,789	8,819

(Continued)

	2000	
	Marketable securities owned at estimated fair value	Net unrealized gains on marketable securities owned
U.S. Treasury	$ 1,561,132	24,405
U.S. government agency	932,470	9,233
	$ 2,493,602	33,638

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,588,760 which was $2,538,760 in excess of its required net capital of $50,000. At December 31, 2000, the Company had net capital of $2,556,117 (as restated), which was $2,506,117 (as restated) in excess of its required net capital of $50,000. The Company's net capital ratio at December 31, 2001 and 2000 was 0.27 to 1 and 0.11 to 1 (as restated), respectively.

(5) Financial Instruments

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as, cash, deposits with clearing organization, receivables and payable and accrued expenses), except for marketable securities owned, approximate their fair value because of the short maturity of the instruments. Marketable securities owned are carried at fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables, and marketable securities, owned. Cash balances are held with a reputable financial institution and are insured up to $100,000. Marketable securities owned consist of U.S. Treasury, foreign debentures and government agency obligations. These securities are held in safekeeping with a reputable financial institution and insured for up to $500,000 by SIPC. Management believes there is no significant risk of loss on these financial instruments. In addition to the SIPC coverage, the clearing organization has unlimited insurance coverage through a commercial insurer for bankruptcy risk.

(6) Income Taxes

Income tax expense reflected in the statements of earnings for the year ended December 31, 2001 and 2000, is as follows:

		2001	2000
Current tax expense:			
Federal	$	40,997	7,224
State		7,018	1,275
		48,015	8,499
Deferred tax expense (benefit):			
Federal		7,906	—
State		1,355	—
		9,261	—
Total income tax expense	$	57,276	8,499

The difference between the total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34 percent to earnings before income taxes) for the years ended December 31, 2001 and 2000 and the reported income tax expense is as follows:

		2001	2000
Federal income taxes at statutory tax rates	$	50,950	7,568
State income taxes, net of related federal benefit		5,526	842
Other, net		800	89
	$	57,276	8,499

(Continued)

At December 31, 2001 and 2000, the Company had a net deferred tax liability of $9,261 and $0, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax asset:		
Depreciation expense	$ 3,072	1,579
Total gross deferred tax asset	3,072	1,579
Deferred tax liability:		
Discount accretion of securities	12,333	1,579
Total gross deferred tax liability	12,333	1,579
Net deferred tax liability	$ (9,261)	—

(7) Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with its parent company and affiliates. At December 31, 2001 and 2000, balances relating to such transactions were as follows:

	2001	2000
Assets:		
Cash	$ 26,686	134,894
Liabilities:		
Accounts payable and accrued expenses	$ 24,661	65,369
Income taxes payable	9,066	135,138
	$ 33,727	200,507
Operating expenses:		
Finder's fee (within floor brokerage, exchange and clearance fees)	—	23,368
Communications and data processing	30,188	14,876
Rent (within occupancy)	61,876	45,004
General and administrative (within other)	20,250	27,125
	$ 112,314	110,373

The Company subleases office space from BAC Florida Bank. BAC Florida Bank allocates its rental costs to the Company based on square footage used. The BAC Florida Bank lease agreement with the landlord expires in May 2012. Future minimum lease payments under this lease are as follows: 2002 $34,882; 2003 $61,001; 2004 $63,062; 2005 $65,125; thereafter $465,890.

BAC FLORIDA INVESTMENTS CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Supplementary Information

December 31, 2001 and 2000

		2001	2000
			(As restated)
Net capital:			
Total shareholders' equity qualified for net capital	$	2,759,678	2,667,100
Deductions and/or charges:			
Nonallowable assets		16,515	78,936
Net capital before haircuts on securities positions		2,743,163	2,588,164
Haircuts on securities positions		154,403	32,047
Net capital	$	2,588,760	2,556,117
Aggregate indebtedness:			
Accounts payable and accrued expenses		85,982	157,633
Payable to clearing organization		598,927	—
Income taxes payable to parent company		9,066	135,138
Total aggregate indebtedness	$	693,975	292,771
Computation of basic net capital requirement:			
Minimum net capital required—6.67 percent of total aggregate indebtedness	$	46,265	19,518
Minimum dollar net capital requirement	$	50,000	50,000
Net capital requirement (greater of above)	$	50,000	50,000
Excess net capital	$	2,538,760	2,506,117
Excess net capital at 1,000 percent	$	2,519,363	2,526,840
Ratio of aggregate indebtedness to net capital		0.27 to 1	0.11 to 1

Note: Refer to Schedule II for reconciliation of net capital pursuant to uniform capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17a-5, Part II a filing.

See accompanying independent auditors' report.

BAC FLORIDA INVESTMENTS CORP.

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17a-5, Part IIa Filing

Supplementary Information

December 31, 2001 and 2000

	2001	2000 (As restated)
Net capital per computation contained in Company's corresponding unaudited Form X-17a-5, Part IIa Filing	$ 2,589,768	2,572,027
Adjustment for income taxes	(1,008)	—
Adjustment of haircuts on securities positions	—	22,387
Adjustment for floor brokerage, exchange and clearance fees	—	(38,297)
Net capital computation pursuant to Rule 15c3-1	$ 2,588,760	2,556,117

See accompanying independent auditors' report.

BAC FLORIDA INVESTMENTS CORP.

Exemption Pursuant to Rule 15c3-3

Supplementary Information

December 31, 2001 and 2000

The Company claims an exemption from Rule 15c3-3 under the following section:

(K)(2)(B) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."

See accompanying independent auditors' report.



One Biscayne Tower
Suite 2800
2 South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report on
Internal Control Structure
Required by SEC Rule 17a-5

The Board of Directors
BAC Florida Investments Corp.:

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

15



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control structure that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 25, 2002. The Company did not record on its general ledger certain clearing organization deposit accounts which resulted in the Company not recognizing certain clearing account expenses in 2000. The Company has revised its policies and procedures to ensure that all clearing organization deposit accounts are recorded in its general ledger. As a result, the Company recorded these clearing organization deposit accounts in 2001 and restated its 2000 financial statements to effect the unrecorded clearing account expenses amounting to $30,297.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives. In addition, the Company was in compliance with the exemption provision of Rule 15c3-3, and no facts came to our attention indicating that such provisions have not been complied with during the year ended December 31, 2001.

This report is intended solely for the use of the board of directors and management of BAC Florida Investments Corp., the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

February 25, 2002

16